[MORGAN STANLEY & CO. LLC LETTERHEAD]

October 17, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Street Asset Management Inc. Registration Statement on Form S-1 File No. 333-198613

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Goldman, Sachs & Co., RBC Capital Markets, LLC and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters, hereby join in the request of Fifth Street Asset Management Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 21, 2014 at 3:00 p.m., New York City time, or as soon as practicable thereafter:

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 8, 2014

(ii)	Dates of distribution: October 9, 2014 through October 21, 2014

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 19

(iv)	Number of prospectuses so distributed: 5,194

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

MORGAN STANLEY & CO. LLC

By: /s/ John Vogiatjis

Name: John Vogiatjis

Title: Executive Director

J.P. MORGAN SECURITIES LLC

By: /s/ Ray Craig

Name: Ray Craig

Title: Managing Director

GOLDMAN, SACHS & CO.

By: /s/ Ryan Gilliam

Name: Ryan Gilliam

Title: Vice President

RBC CAPITAL MARKETS, LLC

By: /s/ Eric Purcell

Name: Eric Purcell

Title: Director, Financial Institutions Group

CREDIT SUISSE SECURITIES (USA) LLC

By: /s/ Stephanie M. Ruiz

Name: Stephanie M. Ruiz

Title: Managing Director

[Signature Page – Acceleration Request]